UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 11, 2013

Commission File No. 000-54749

CELSUS THERAPEUTICS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Celsus Therapeutics PLC

On December 8, 2013, Saul Yedgar resigned as our Chief Scientific Officer. Dr. Yedgar will remain as a member of our board of directors and is currently a principal shareholder of our company.

In addition, on December 10, 2013, Yuval Cohen, our former President, resigned from our board of directors with no disagreement with our company, and entered into an agreement in connection with the termination of his employment pursuant to which he received a gross payment of $232,600 in consideration of the portion of his base compensation that was deferred over the previous 42 months of service and which included mutual releases among Yuval Cohen and our company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELSUS THERAPEUTICS PLC

By:	/s/ Gur Roshwalb
Gur Roshwalb
Chief Executive Officer
Date: December 11, 2013